Clover Leaf Capital Corp.

c/o Yntegra Capital Investments, LLC

1450 Brickell Avenue, Suite 2520

Miami, FL 33131

VIA EDGAR

June 22, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Christine Torney

Re:	Clover Leaf Capital Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 7, 2021

File No. 333-255111

Dear Ms. Torney:

Clover Leaf Capital Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 17, 2021, regarding Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on June 7, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used but not defined herein are used as defined in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

The Offering, page 18

1.	We note your disclosure that if no public stockholders redeem their Class A common stock in connection with your initial business combination, each public stockholder will receive one-fifteenth (1/15) of a share of Class A common stock. Please revise to clarify here and throughout your prospectus, if true, that the distributable shares will be distributed to holders of Class A common stock at a ratio of 1/15 of a share of Class A common stock for each share of Class A common stock they beneficially own.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 18, 20, 21, 55, 118, 152, 160, F-16 and the cover page of the Amended Registration Statement.

Description of Securities
Rights, page 151

2.	We note your disclosure that with respect to the detachable rights and contingent rights that you will either round up a fractional interest in your Class A shares or otherwise address such fractional interest “in accordance with the applicable provisions of Delaware Law.” You also state that there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of the initial business combination. Further, you state that in no event will you be required to net cash settle the detachable rights and shareholders might not receive the shares of Class A common stock underlying the rights.

Please revise to clearly disclose how you may treat fractional interests rather than referring generally to the requirements of Delaware Law. Additionally, please tell us the basis for your conclusion you would not be liable to the holders of rights for failure to deliver securities underlying the rights.

Response: In response to the first part of the Staff’s comment, we have revised the disclosure on pages 21, 55, 151, 152, F-15, and F-16 of the Amended Registration Statement.

In response to the second part of the Staff’s comment, we have revised the disclosure on page 151 to remove the statement that there are no contractual penalties for failure to deliver securities underlying the rights. Although there are no specific contractual penalties delineated in the rights agreements, holders will have the ability to bring claims against the Company pursuant to Section 7.3 of the detachable rights agreement and Section 5.3 of the contingent rights agreement and as described on page 151 of the Amended Registration Statement.

Notes to the Financial Statements
Note 8. Subsequent Events, page F-16

3.	We note your disclosure that you re-evaluated the deal structure and removed the warrants, and replaced it with (i) one right to receive one-twentieth (1/20) of a share of Class A common stock upon the consummation of an initial business combination (the “detachable rights”), and (ii) a contingent right to receive one-fifteenth (1/15) of a share of Class A common stock following the initial business combination redemption time under certain circumstances pursuant to your contingent rights agreement, and subject to adjustment (the “contingent rights”). Please tell us how you intend to account for the detachable rights and the contingent rights, and specifically discuss how you considered the guidance under ASC 480, ASC 815-10 and ASC 815-40. Additionally, please clarify the terms of the contingent rights that are “subject to adjustment” and explain whether those same terms are subject to adjustment in the detachable rights.

Response: In response to Staff’s comments, the Company has attached, as Annex I, an analysis of how the rights are accounted for in view of the above-referenced ASC guidance. Additionally, the Company has revised its disclosure on pages F-11, F-16 and the cover page of the Amended Registration Statement to remove that the contingent rights are subject to adjustment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Felipe MacLean
Felipe MacLean, President Chief Executive Officer

cc: Jessica Yuan, Esq.

2

ANNEX I

To:	Files

From:	Albeck

Client:	Clover Leaf Capital Corp

Subject:	Accounting for Rights Issued upon Closing of IPO

Date:	June 19, 2021

Purpose

To document the assessment of the accounting and balance sheet classification of the Detachable Right and Contingent Rights issued by Clover Leaf Capital Corp.

Executive Summary

The Detachable Rights qualify for equity treatment as they meet the indexation rule and there is no net cash settlement requirement on the Company.

The Contingent Rights are considered as embedded instruments attached to Class A common stock that are to be issued upon closing of the Proposed Public Offering. No bifurcation of the Contingent Rights is needed as the characteristics and risks of the host (i.e., Class A common stock) and the Contingent Rights are clearly and closely related. Upon exercise of the Contingent Rights, the Company will account for the issuable shares as equity.

Background

Clover Leaf Capital Corp. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination.

Pursuant to the Proposed Public Offering, the Company will offer for sale 12,500,000 Units (or 14,375,000 Units if the underwriters’ overallotment option is exercised in full) (“Offering Units”) at a purchase price of $10.00 per Offering Unit. Each Offering Unit will consist of (i) one share of Class A common stock, (ii) one right to receive one-twentieth (1/20) of a share of Class A common stock upon the consummation of the initial Business Combination (the “Detachable Rights”), and (iii) a contingent right to receive at least one-fifteenth (1/15) of a share of Class A common stock following the initial Business Combination redemption time under certain circumstances pursuant to the Company’s contingent rights agreement and subject to adjustment (the “Contingent Rights” and, collectively with the Detachable Rights, the “Public Rights”).

The Sponsor has committed to purchase an aggregate of 504,000 Private Placement Units (or 550,875 Private Placement Units if the over-allotment option is exercised in full) at a price of $10.00 per unit ($5,040,000 in the aggregate, or $5,508,750 if the over-allotment option is exercised in full) and the representative has committed to purchase an aggregate of 62,500 Private Placement Units (or 71,875 Private Placement Units if the over-allotment option is exercised in full) at a price of $10.00 per Private Placement Unit in a private placement that will close simultaneously with the closing of the Proposed Public Offering. Each Private Placement Unit is identical to the units offered by the Proposed Public Offering except as described below. The detachable rights and contingent rights attached to the Private Placement Unit are collectively called “Private Placement Rights”.

The Private Placement Units and their component securities will not be transferable, assignable or salable until after the completion of the initial Business Combination except to permitted transferees. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares, private placement shares or private placement rights, which will expire worthless if the Company does not consummate a Business Combination within the Combination Period.

Detachable Rights and Contingent Rights

Accounting Guidance and Analysis

Accounting Issue: Are the Detachable Rights and Contingent Rights freestanding or embedded?

Definition from ASC 480-10-20:

Freestanding Financial Instrument: A financial instrument that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.
b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

ASC 480-10-25 requires the following instruments to be classified as a liability:

1.	Mandatorily Redeemable Financial Instruments
2.	Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets
3.	Certain Obligations to Issue a Variable Number of Shares

Analysis and Conclusion:

As described in the background section, each Offering Unit will consist of (i) one share of Class A common stock, (ii) one right to receive one-twentieth (1/20) of a share of Class A common stock upon the consummation of the initial Business Combination (the “Detachable Rights”), and (iii) a contingent right to receive at least one-fifteenth (1/15) of a share of Class A common stock following the initial Business Combination redemption. Therefore, the Class A common stock, the Detachable Rights and Contingent Rights are issued contemporaneously and in contemplation of each other.

Detachable Rights

Provision	Analysis of Detachable Rights

Detachability of Rights (2.4)

The Detachable Rights is transferable and separately tradeable 52nd days after the closing of Proposed Public Offering.

“The securities comprising the Units, including the Detachable Rights, will not be separately transferable until the fifty-second (52nd) day after the date hereof unless the Representative informs the Company and the Right Agent of its decision to allow earlier separate trading, but in no event will separate trading of the securities comprising the Units begin until (i) the Company files a Current Report on Form 8-K which includes an audited balance sheet reflecting the receipt by the Company of the gross proceeds of the Public Offering including the proceeds received by the Company from the exercise of the over-allotment option, if the over-allotment option is exercised on the date hereof, and (ii) the Company issues a press release and files a Current Report on Form 8-K announcing when such separate trading shall begin..”

Upon closing of the IPO and issuance of Offering Units, the Detachability Rights can be detached from the Offering Unit and be separately tradeable on the 52nd days after the IPO. However, the Detachable Rights cannot be exercised until the completion of business combination.

Conclusion –

Therefore, the Company concludes that the Detachable Rights are freestanding upon IPO as it meets the definition of a freestanding financial instrument in the ASC 480-10-20 (b) above. Continues to evaluate under ASC 480

Contingent Rights

Provision	Analysis of Contingent Rights

Form of Contingent Right (2.1)

The Contingent Right is attached to the Class A common stock and cannot be separately transferable.

“The Contingent Rights shall be considered to be attached to the shares of Class A Common Stock sold as part of the Units, with each single Contingent Right attached to one share of Class A Common Stock, and each single share of Class A Common Stock having attached to it one Contingent Right. The Contingent Rights are not separately transferable, assignable or salable, and will not be evidenced by any form of certificate or instrument.”

Per Contingent Right Agreement section 2.1, the Contingent Right cannot be separately transferable.

Conclusion –

Therefore, the Company concludes that the Contingent Rights are embedded instrument and are not within the scope of ASC 480. The Company will analyze Contingent rights under ASC 815-15.

Detachable Rights

Should the Detachable Rights be accounted for using the guidance in ASC 480?

ASC 480 requires a reporting entity to classify certain freestanding financial instruments as liabilities (or in some cases as assets). ASC 480 provides guidance on which instruments are within the scope of 480:

1.	A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

Analysis – This guidance only applies to a legal form of a share. The Detachable Rights do not represent a legal share of the Company rather an obligation for the Company to issue stock upon consummation of business combination. Therefore, this criteria is not met.

2.	A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur.

Analysis – Not met, while the Detachable Rights are non-redeemable.

3.	An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation.

b.	It requires or may require the issuer to settle the obligation by transferring assets.

Analysis – Not met, while the Detachable Rights represent an obligation to issue Class A common stock upon consummation of business combination, the underlying Class A common stock will be non-redeemable when the business combination occurs. Hence (a) is not met.

4.	A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount known at inception (for example, a payable that may be settled with a variable number of the issuer’s equity shares)

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and that may be settled with a variable number of the issuer’s equity shares)

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Analysis – Not applicable. The Detachable Rights do not contain an obligation of the Company to issue a variable number of shares.

Analysis and Conclusion:

The Company concludes that the Detachable Rights do not exhibit any of the above characteristics and, therefore, are outside the scope of ASC 480.

Detachable Rights (Cont.’)

Do the Detachable Rights meet the definition of a derivative?

Accounting Guidance:

Once a reporting entity has determined that a freestanding instrument should not be accounted for using the guidance in ASC 480, the next step is to determine whether the instrument meets the definition of a derivative under ASC 815-10-15-83. A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
1.	One or more underlyings
2.	One or more notional amounts or payment provisions or both
b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c.	Net settlement. The contract can be settled net by any of the following means:
1.	Its terms implicitly or explicitly require or permit net settlement
2.	It can readily be settled net by a means outside the contract
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Analysis and Conclusion:

The analysis of the Detachable Rights pursuant to ASC 815-10-15-83 is follows:

ASC 815-10-15-83(a)(1) – One or more underlyings: This condition is met as the price of the Company’s common stock represents an underlying.

ASC 815-10-15-83(a)(2) – One or more notional amounts or payment provisions or both: This condition is met as the Detachable Rights contain a payment provision in the form of a common stock.

ASC 815-10-15-83(b) – Initial Net Investment: This condition is met as the initial net investment is lower than what would otherwise be paid to get the same exposure to the underlying. The holders paid $10 for a unit that consist of (i) one share of Class A common stock, (ii) one right to receive one-twentieth (1/20) of a share of Class A common stock and (iii) a contingent right to receive at least one-fifteenth (1/15) of a share of Class A common stock. The $10 purchase price is primarily attributed to the shares of common stock. The Detachable Rights will become worthless if the Company does not consummate a Business Combination within the Combination Period. As such, the Company believes that the amount paid for the Detachable Rights is significantly lower than the cost to purchase the same number of common stock included in a unit.

ASC 815-10-15-83(c) – Net Settlement: This condition is met as Detachable Rights require delivery of the Company’s common stock when the contingency is resolved. The underlying common stock is considered readily convertible to cash upon the occurrence of the expected initial public offering.

As such, Management determined the Detachable Rights meet the definition of a freestanding derivative under ASC 815-10-15-83.

Detachable Rights (Cont.’)

Are the Detachable Rights eligible for an exception from derivative accounting?

ASC 815-10-15-74:

Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a. Contracts issued or held by that reporting entity that are both:

1. Indexed to its own stock

2. Classified in stockholders’ equity in its statement of financial position.

Are the Detachable Rights considered indexed to the Company’s own stock?

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own share. The guidance requires a reporting entity to apply a two-step approach—it requires the evaluation of an instruments or embedded component’s contingent exercise provisions and then the instrument’s or embedded component’s settlement provisions.

Step one — exercise contingencies:

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. For example, holders may have a contingent exercise right or may have their right to exercise accelerated, extended, or eliminated upon satisfaction of a contingency.

If an exercise contingency is based on the occurrence of an event, such as an IPO, the contingency does not affect the conclusion that the freestanding instrument or embedded component is indexed to a reporting entity’s own stock.

Step two — settlement provisions:

In the second step of the framework, management evaluated the Detachable Rights settlement provisions. Each holder of a detachable right will receive one-twentieth (1/20) of one Class A common stock ion and each holder of a contingent right as of the distribution time will receive one-fifteenth (1/15) of one Class A common stock upon consummation of the initial business combination.

Analysis –

Detachable Rights –

Provision	Analysis of Detachable Rights

Rights (3.1)

This provision provides for automatic conversion of Detachable Rights into Class A common stock upon initial business combination.

“Each Detachable Right shall entitle the holder thereof to receive one-twentieth of one share of Common Stock upon the happening of the Exchange Event (described below). No additional consideration shall be paid by a holder of Detachable Rights in order to receive his, her or its shares of Common Stock upon the Exchange Event as the purchase price for such shares of Common Stock has been included in the purchase price for the Units. In no event will the Company be required to net cash settle the Detachable Rights or issue fractional shares of Common Stock. The provisions of this Section 3.1 may not be modified, amended or deleted without the prior written consent of the Representative.”

Step 1 – Exercise Contingency –

This provision accelerates the timing of the settlement of the Detachable rights and does not preclude the Detachable Rights from being considered indexed to the entity’s own share as it is not based on an observable market or index as

Step 2- Settlement Provisions:

The Company has to gross settle by delivering one-twentieth of one share of Common Stock for each exercised rights to the holders upon occurrence of the initial business combination. There are no other adjustments to this settlement. The Common Stock issuable upon exercise will no longer subject to redemption.

Conclusion –

The Company concludes that the Detachable Right is indexed to its own stock.

Detachable Rights (Cont.’)

Should the Detachable Rights be classified as a liability or equity?

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash. The criteria in 815-40-25-10 is analyzed as follows:

Share-settlement Criteria	Provision	Application to Detachable Rights

a. Settlement permitted in unregistered shares	Detachable Rights 3.1 Rights This provision clearly stated that there is no net cash settlement in any event.

Yes. The Detachable Rights will be automatically converted in Class A common stock which will be registered upon IPO. Furthermore, Section 3.1 clearly states that there is no net cash settlement permitted, therefore, ASC 815-40-25-14, net cash settlement is NOT assumed.

ASC 815-40-25-14 assumed net cash settlement if the Company is required to deliver registered shares AND if (i) the instrument does not specify if net cash settlement would be permitted, and (ii) the instrument does not specify how the contract would be settled if the Company is unable deliver registered shares.

b. Entity has sufficient authorized and unissued shares	Detachable Rights Valid Issuance (3.3.2) The provision stipulates that all Class A common stock issuable upon exercise shall be validly issues, fully paid and non-assessable.	Yes. 100 million shares authorized; 87 million shares will be unissued at IPO date.
c. Contract contains an explicit share limit		Yes. One right can receive one-twentieth (1/20) of a share of Class A common stock upon the consummation of the initial Business Combination. And the Company will issue up to 14,997,750 rights upon IPO.
d. No required cash payment if entity fails to timely file		Yes. This agreement provides for “best effort” to file new registration statements.
e. No cash-settled top-off or make-whole provisions		There are no provisions in the contract that provides for top-off, make-whole, or similar cash settlement.
f. No counterparty rights rank higher than shareholder rights		There is no other provision in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the shares underlying the rights.
g. No collateral required		There is no requirement in the contract to post collateral at any point or for any reason.

Analysis and Conclusion:

Based on the above analysis, the Detachable Rights should be classified as an equity because net cash settlement is explicitly prohibited per the agreement and ASC 815-40-25 is met.

Contingent Rights

Should the Contingent Rights be bifurcated from the host instrument under ASC 815-15-25?

As concluded previously, Contingent Rights are considered as embedded instrument as it cannot be separated from Class A common stock. The Company continues the analysis under ASC 815-15.

Accounting Guidance:

ASC 815-15-25-1 An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.	b. The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.
c.	c. A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Subtopic 815-10 and this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

Analysis and Conclusion:

The underlying instrument is the Company’s Class A common stock, which the Company concluded that it qualifies for equity treatment. Therefore, the host contract is an equity.

The Contingent Rights represent an embedded feature to receive one-fifteenth (1/15) of a share of Class A common stock following the initial Business Combination redemption on non-redeemed common stock. Therefore, the Company concludes that the economic characteristics of the Class A common stock and Contingent Rights are clearly and closely related, and ASC 815-15-25-1(a) above does not apply. The Company concludes no bifurcation of the Contingent Rights is needed and will account for Contingent Rights as equity when underlying shares are issued.